Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217215

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED JULY 17, 2017

Inspired Entertainment, Inc.

_________________

This Prospectus Supplement No. 1 supplements information contained in our prospectus dated July 17, 2017, as amended and supplemented from time to time, and includes the attached Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 14, 2017. The prospectus relates to the resale by the selling security holders identified on pages 28-34 of the prospectus of up to 22,225,950 shares of our common stock, par value $0.0001 per share.

You should read this Prospectus Supplement No. 1 in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 1 or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2017

INSPIRED ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36689	47-1025534
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 57th Street, Suite 2223 New York, New York	10107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 565-3861.

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The information set forth in Item 3.03 of this Current Report is incorporated into this Item 1.01 by reference.

Item 3.03. Material Modification to Rights of Security Holders.

On August 13, 2017, the board of directors of Inspired Entertainment, Inc. (the “Company”) adopted a rights plan and declared a dividend distribution of one right (a “Right”) for each outstanding share of Company common stock, par value $0.0001 per share (“Common Stock”), to stockholders of record at the close of business on August 25, 2017 (the “Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Company at an exercise price of $45.00 per Right, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement, dated as of August 13, 2017 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent.

The rights plan was not adopted in response to any specific effort to acquire control of the Company. The Company’s board of directors unanimously adopted the rights plan in response to the potential of a purchase or purchases of a substantial number of shares of Common Stock by a person or group that could gain a substantial, and potentially controlling, position in the Company through open-market purchases and/or private transactions without appropriately compensating all of the Company’s stockholders for such control.

The Rights. The Company’s board of directors authorized the issuance of a Right with respect to each outstanding share of Common Stock on August 25, 2017. Initially, the Rights are associated with Common Stock and evidenced by common stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and are transferable with and only with the underlying shares of Common Stock. New Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the distribution time and the expiration time.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “distribution time,” which occurs upon the earlier of:

●	the close of business on the tenth day after the first date (the “stock acquisition date”) of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right or obligation to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, including in the form of synthetic ownership through derivative positions (any such person or group of affiliated or associated persons being referred to herein as an “acquiring person”) or

●	the close of business on the tenth business day (or later date if determined by the Company’s board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

An acquiring person does not include:

●	the Company,

●	any subsidiary of the Company,

●	any employee benefit plan of the Company or of any subsidiary of the Company,

●	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan or

●	any person who or which, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 20% or more of the outstanding shares of Common Stock. Notwithstanding the foregoing, such person would be an “acquiring person” if such person, at any time after the first public announcement of the adoption of the Rights Agreement, beneficially owns any shares of Common Stock (other than as a result of equity grants by the Company to directors, officers or employees or the exercise or vesting of such grants and with certain other exceptions) in addition to the shares of Common Stock beneficially owned by such person as of immediately prior to the first public announcement of the adoption of the Rights Agreement.

In addition, if the Company’s board of directors determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

Until the distribution time, the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the Rights associated with those shares.

As soon as practicable after the distribution time, separate rights certificates will be mailed to holders of record of Common Stock as of the close of business at the distribution time. From and after the distribution time, the separate rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the distribution time will be issued with Rights.

The Rights are not exercisable until the distribution time.

Expiration Time. Unless earlier redeemed or exchanged by the Company as described below, the Rights will expire at either the close of business on August 12, 2020 or, if the Rights Agreement is not approved at the Company’s 2018 annual meeting of stockholders, the close of business on August 12, 2018.

Flip-in Event. In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a Right (other than any acquiring person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is available for issuance, then the Company’s board of directors would be required to substitute cash, property or other securities of the Company for Common Stock. The Rights may not be exercised following a flip-in event while the Company has the ability to cause the Rights to be redeemed, as described below.

Flip-over Event. In the event that, at any time following the stock acquisition date, any of the following occurs (each, a “flip-over event”):

●	the Company consolidates with or merges with and into any other entity and the Company is not the continuing or surviving corporation,

●	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving corporation and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property or

●	the Company sells or otherwise transfers, in one transaction or a series of related transactions, more than 50% of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole).

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

Preferred Share Provisions. Each one one-thousandth of a share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $0.001 per share and the amount of dividends paid on one share of Common Stock, will entitle the holder thereof to receive $1.00 upon liquidation, will have the same voting power as one share of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on one share of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

●	if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the Preferred Stock or

●	upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Company’s board of directors) at any time until ten days following the stock acquisition date. Immediately upon the action of the board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

No Rights as Stockholder. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. The Company and the rights agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. After the stock acquisition date, however, no amendment can materially adversely affect the interests of the holders of the Rights (other than the acquiring person, any affiliate or associate thereof or any transferee of the acquiring person or any affiliate or associate thereof).

Certain Anti-takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Company’s board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire control of the Company on terms or in a manner not approved by the Company’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the distribution date, the Rights should not interfere with any merger or business combination approved by the Company’s board of directors.

* * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to this Current Report and is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the adoption of the Rights Agreement described in Item 3.03 of this Current Report, the Company’s board of directors approved a Certificate of Designation of Series A Junior Participating Preferred Stock, which designates the rights, preferences and privileges of 49,000 shares of a series of the Company’s preferred stock, par value $0.0001 per share, designated as Series A Junior Participating Preferred Stock. The information set forth in Item 3.03 of this Current Report is incorporated into this Item 5.03 by reference.

The Certificate of Designation was filed with the Delaware Secretary of State and became effective on August 14, 2017. A copy of the Certificate of Designation has been filed as Exhibit 3.1 to this Current Report and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits:

Exhibit No.	Description
3.1

Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated August 14, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on August 14, 2017, File No. 001-36689)

4.1

Rights Agreement, dated as of August 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on August 14, 2017, File No. 001-36689)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRED ENTERTAINMENT, INC.

Date: August 14, 2017	By:	/s/ Luke Alvarez
Name: Luke Alvarez Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1

Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated August 14, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on August 14, 2017, File No. 001-36689)

4.1

Rights Agreement, dated as of August 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on August 14, 2017, File No. 001-36689)

Exhibit 99.1

Inspired Entertainment, Inc. Board Unanimously Adopts Stockholder Rights Plan with 20% Threshold

Plan Will Have Three-Year Term Subject to Stockholder
Approval at 2018 Annual Meeting; Implemented to Ensure Fair Treatment of All Inspired Stockholders

NEW YORK, August 14, 2017 /PRNewswire/ -- Inspired Entertainment, Inc. (Nasdaq: INSE; INSEW) today announced that on August 13, 2017 its Board of Directors unanimously adopted a stockholder rights plan with a 20% triggering threshold and declared a dividend distribution of one preferred share purchase right on each outstanding share of Inspired common stock. The rights plan is effective immediately and, if approved by stockholders at the Company’s 2018 annual meeting, will expire on August 12, 2020. If stockholders do not approve the rights plan, it will expire on August 12, 2018.

The rights plan was not adopted in response to any specific effort to acquire control of Inspired. The Board unanimously adopted the rights plan in response to the potential for a purchase or purchases of a substantial number of shares of Inspired common stock by any person or group that could gain a substantial, and potentially controlling, position in the Company through open-market purchases and/or private transactions without appropriately compensating all of the Company’s stockholders for such control.

In June 2017, contractual lock-up restrictions covering approximately 14.5 million of the approximately 22.4 million outstanding shares of Inspired common stock expired, and in July 2017, the Company registered approximately 16.7 million shares of Inspired common stock (excluding shares issuable upon the exercise of warrants) for resale by selling stockholders, including approximately 15.6 million shares of Inspired common stock beneficially owned by three stockholders. Although contractual lock-up restrictions covering approximately 2.2 million of such registered shares are in place through December 23, 2017, these restrictions expire if the last sale price of Inspired common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing after May 22, 2017.

The Board implemented the rights plan as a means to ensure that all of Inspired’s stockholders are treated fairly. The rights plan is designed to limit the ability of any person or group to gain control of the Company without paying all Inspired stockholders a premium for that control.

“The Company’s current market capitalization and concentration of ownership make the Company and its stockholders especially vulnerable to a creeping acquisition of actual or de facto control, whereby a person could acquire a substantial percentage of outstanding shares of Inspired common stock prior to making any public disclosure regarding its control intent and without paying a control premium,” said A. Lorne Weil, Executive Chairman of the Board of Directors.

If a person or group acquires 20% or more of the outstanding shares of Inspired common stock (including in the form of synthetic ownership through derivative positions), each right will entitle its holder (other than such person or members of such group) to purchase, for $45.00, a number of shares of Inspired common stock having a then-current market value of twice such price. The rights plan exempts any person or group owning 20% or more of Inspired common stock immediately prior to the issuance of this press release. However, the rights will be exercisable if any such person or group acquires any additional shares of Inspired common stock (including through derivative positions).

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding shares of Inspired common stock, the rights are redeemable for one cent per right at the option of Inspired’s Board of Directors.

The dividend distribution will be made on August 25, 2017 to stockholders of record on that date and is not taxable to Inspired stockholders. Unless and until a triggering event occurs and the rights become exercisable, the rights will trade with shares of Inspired common stock.

Further details regarding the rights plan will be contained in a Form 8-K to be filed by the Company with the U.S. Securities and Exchange Commission.

In connection with the adoption by Inspired of the rights plan, Houlihan Lokey acted as financial advisor and Sidley Austin LLP acted as legal counsel.

About Inspired Entertainment, Inc.

Inspired is a global games technology company, supplying Virtual Sports, Mobile Gaming and Server Based Gaming systems with associated terminals and digital content to regulated lottery, betting and gaming operators around the world. Inspired currently operates more than 27,000 digital gaming terminals and supplies its Virtual Sports products in more than 40,000 venues and on over 100 websites in 30 countries. Inspired employs over 800 employees in the UK and elsewhere, developing and operating digital games and networks.

Additional information can be found at www.inseinc.com.

Contact:

For Investors

Daniel Silvers

daniel.silvers@inseinc.com

+1 646 820-0860

For Press and Sales

Elinor Fewster

elinor.fewster@inseinc.com

t: +44 20 7456 9016 | m: +44 7973808951

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